UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For August 2022

Commission File No. 001-36848

Check-Cap Ltd.

Check-Cap Building
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090
Mount Carmel, Israel
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

This Form 6-K is being incorporated by reference into the Post-Effective Amendment No. 1 to the Form S-8 Registration Statement File No. 333-203384, Form S-8 Registration Statement File Nos. 333-226490 and 333-259666, and into the Form F-3 Registration Statements File Nos. 333-211065, 333-225789 and 333-262401.

Other Information

On August 11, 2022, an Extraordinary General Meeting of Shareholders of Check-Cap Ltd. (the “Company”) approved the one proposal brought before the Company’s shareholders at the meeting, in accordance with the majority required for the proposal. This proposal was described in the Company’s Notice and Proxy Statement for the 2022 Extraordinary General Meeting of Shareholders, dated June 22, 2022, attached as Exhibit 99.1 to the Company’s Form 6-K that was furnished to the U.S. Securities and Exchange Commission on June 22, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd. By: /s/ Alex Ovadia Name: Alex Ovadia Title: Chief Executive Officer

Date: August 11, 2022